As filed with the Securities and Exchange Commission on June 18, 2002
                                                     Registration No. 333-89882

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------

                               Amendment to No. 1
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                        PENN TREATY AMERICAN CORPORATION
             (Exact name of registrant as specified in its charter)

               Pennsylvania                              23-1664166
    ---------------------------------               -------------------
    (State or other jurisdiction of                  (I.R.S. Employer
       incorporation or organization)               Identification No.)

                               3440 Lehigh Street
                          Allentown, Pennsylvania 18103
                                 (610) 965-2222
                         ------------------------------

                        (Address, including zip code, and
                     telephone number, including area code,
                  of registrant's principal executive offices)

                                  Irving Levit
                              Chairman of the Board
                           and Chief Executive Officer
                        Penn Treaty American Corporation
                               3440 Lehigh Street
                          Allentown, Pennsylvania 18103
                                 (610) 965-2222

                        ---------------------------------

                     (Name, address, including zip code, and
                     telephone number, including area code,
                              of agent for service)
                         ------------------------------

                                   Copies to:
                              Justin P. Klein, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 665-8500
                         ------------------------------

              Approximate date of commencement of proposed sale to
              the public: From time to time after this Registration
                          Statement becomes effective.
                         ------------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ] If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ____________________
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ____________________
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


                                            CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------
Title of each class of              Amount to be       Proposed maximum aggregate           Amount of
securities to be registered          registered            offering price(1)             registration fee
----------------------------      ------------------   --------------------------   -------------------------

Common Stock, par value $.10         540,000 shares             $2,351,700                     $217 (2)
per share
----------------------------      ------------------   --------------------------   -------------------------

     (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low prices of our common stock as reported on the New York Stock Exchange on June 3, 2002.

     (2) The registration fee in the amount of $217 was previously paid in connection with the initial filing of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

[PENN TREATY LOGO]
Penn Treaty American Corporation
3440 Lehigh Street
Allentown, PA 18103
(610) 965-2222

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    Subject to Completion, Dated June 18, 2002

                        Penn Treaty American Corporation

                                 540,000 Shares
                                  Common Stock

     The selling shareholders are offering to sell 540,000 shares of our common stock. We will not receive any of the proceeds from sales of these shares by the selling shareholders.

     The selling shareholders acquired the offered shares directly from us in two private placement transactions completed by us in March 2002 and May 2002 that were exempt from the registration requirements of the federal securities laws.

     Our common stock is traded on the New York Stock Exchange under the symbol "PTA." On June 17, 2002, the last sale price of the common stock, as reported on the New York Stock Exchange, was $4.10 per share.

     The selling shareholders may sell their shares from time to time on the New York Stock Exchange or otherwise. They may sell the shares at prevailing market prices or at prices negotiated with purchasers. The selling shareholders will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay all other offering expenses.

    Before buying any shares you should read the discussion of material risks of investing in common stock in "Risk Factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


            The date of this Prospectus is ________________ __,2002.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, the shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, references to "we," "us" and "our" refer to Penn Treaty American Corporation and its subsidiaries.



                                   -----------


                                TABLE OF CONTENTS


OUR BUSINESS.............................................................3
------------
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.....................4
----------------------------------------------------
RISK FACTORS.............................................................5
------------
USE OF PROCEEDS.........................................................13
---------------
DIVIDEND POLICY.........................................................13
---------------
SELECTED CONSOLIDATED FINANCIAL DATA....................................14
------------------------------------
SELLING SHAREHOLDERS....................................................18
--------------------
PLAN OF DISTRIBUTION....................................................20
--------------------
LEGAL MATTERS...........................................................21
-------------
EXPERTS.................................................................21
-------
WHERE YOU CAN FIND MORE INFORMATION.....................................21
-----------------------------------
INCORPORATION OF INFORMATION WE FILE WITH THE SEC.......................22
-------------------------------------------------

                                   -----------

                                  OUR BUSINESS

     This summary highlights information contained or incorporated by reference elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully including the documents incorporated by reference, and you should consider the information set forth under "Risk Factors."

     We are a leading provider of long-term care insurance in the United States. We market our products primarily to older persons in the states in which we are licensed through independent insurance agents. Our principal products are individual, defined benefit accident and health insurance policies covering long-term skilled, intermediate and custodial nursing home and home health care. Our policies are designed to make the administration of claims simple, quick and sensitive to the needs of our policyholders. We also own insurance agencies that sell senior-market insurance products underwritten by other insurers and us.

     We introduced our first long-term nursing home insurance product in 1972 and our first home health care insurance product in 1983, and we have developed a record of innovation in long-term care insurance products. Since 1994, we have introduced several new products designed to meet the changing needs of our customers, including the following:

     o The Independent Living policy, which provides coverage over the full term of the policy for home care services furnished by unlicensed homemakers or companions, as well as licensed care providers;

     o The Personal Freedom policy, which provides comprehensive coverage for nursing home and home health care;

     o The Assisted Living policy, which is a nursing home plan that provides enhanced benefits and includes a home health care rider; and

     o The Secured Risk Nursing Facility and Post Acute Recovery policies, which provide limited benefits to higher risk insureds.

     In addition, available policy riders include an automatic annual benefit increase, benefits for adult day-care centers and a return of premium benefit.

     Although nursing home and home health care policies accounted for 95.3% of our total annualized premiums in-force as of December 31, 2001, we also market and sell life, disability, Medicare supplement, other hospital care insurance products and a group plan, which offers long-term care coverage to groups on a guaranteed issue basis.

     We are currently licensed to market products in all 50 states and the District of Columbia. In September 2001, we ceased new sales in the majority of states in which we are licensed to sell new insurance policies. This action resulted from a concern that our statutory surplus would continue to decline from new sales during a period in which we were formulating our Corrective Action Plan with the Pennsylvania Insurance Department. The Corrective Action Plan was necessary because of our subsidiaries' statutory surplus position. Since our Corrective Action Plan was approved by the Pennsylvania Insurance Department in February 2002, we have recommenced sales in Pennsylvania and 25 other states.

     Effective December 31, 2001, we entered a reinsurance transaction to reinsure, on a quota share basis, substantially all of our respective long-term care insurance policies then in-force. The agreement, which was the principal component of our Corrective Action Plan, was entered with Centre Solutions (Bermuda) Limited, which is rated A- by A.M. Best. The reinsurance agreement is subject to certain coverage limitations and an aggregate limit of liability, which is a function of certain factors and which may be reduced as a result of our inability to obtain rate increases. This limit of liability is subject to certain events such as material breach of the covenants of the agreement, regulatory risk of changes in regulation or law and our inability to achieve rate increases deemed necessary by the provisions of the agreement. The agreement meets the requirements to qualify as reinsurance for statutory accounting, but not for generally accepted accounting principles.

Corporate Information

     We were incorporated in Pennsylvania in 1965. Our principal executive offices are located at 3440 Lehigh Street, Allentown, Pennsylvania 18103. Our telephone number is (610) 965-2222.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains certain "forward-looking statements" based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described in "Risk Factors." The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                  RISK FACTORS

     Before deciding to invest in our securities you should consider carefully the risks described below and the risks set forth in any prospectus supplement, as well as other information we include or incorporate by reference in this prospectus and the additional information in the reports that we file with the Securities and Exchange Commission (the "SEC"). The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we do not presently know about, that we currently believe are immaterial or which are similar to those faced by other companies in our industry or business in general, may also adversely impact our business. If any of the risks described actually occur, our business, financial condition or results of future operations could be materially and adversely affected. In such case, the price of our securities could decline, and you may lose all or part of your investment.

     We may be unable to service and repay our debt obligations if our subsidiaries cannot pay sufficient dividends or make other cash payments to us and we may be unable to refinance our debt on favorable or acceptable terms as necessary.

     We are an insurance holding company whose assets principally consist of the capital stock of our operating subsidiaries. Our ability to redeem, repurchase or make interest payments on our outstanding debt is dependent upon the ability of our subsidiaries to pay cash dividends or make other cash payments to us. Our insurance subsidiaries are subject to state laws and regulations and an order of the Pennsylvania Insurance Department, which restrict their ability to pay dividends and make other payments to us. We cannot assure you that we will be able to service and repay our debt obligations through their maturity in December 2003. We do not expect our subsidiaries to have sufficient dividend capability to enable us to repay our 6.25% Convertible Subordinated Notes of $74,750,000 due December 2003. If these notes are not converted into common stock, we will have to refinance them. We cannot assure you that we will be able to refinance the notes on favorable or acceptable terms.

     We could suffer a loss if our premium rates are not adequate and we may be required to refund or reduce premiums if our premium rates are determined to be too high.

     We set our premiums based on facts and circumstances known at the time and on assumptions about numerous variables, including the actuarial probability of a policyholder incurring a claim, the severity and duration of the claim and the mortality rate of our policyholder base, the persistency or renewal of our policies in-force and the interest rate which we expect to earn on the investment of premiums. In setting premiums, we consider historical claims information, industry statistics and other factors. If our actual experience proves to be less favorable than we assumed and we are unable to raise our premium rates, our net income may decrease. We generally cannot raise our premiums in any state unless we first obtain the approval of the insurance regulator in that state. We have filed and are preparing to file rate increases on the majority of our products. We cannot assure you that we will be able to obtain approval for premium rate increases from existing requests or requests filed in the future. If we are unable to raise our premium rates because we fail to obtain approval for a rate increase in one or more states, our net income may decrease. Our reinsurance coverage may also be reduced if we fail to obtain required rate increases.

     If we are successful in obtaining regulatory approval to raise premium rates, the increased premiums may reduce our sales and cause policyholders to let their policies lapse. Increased lapsation would reduce our premium income and would require us to expense fully the deferred policy costs relating to lapsed policies in the period in which those policies lapse, reducing our net income in that period.

     Insurance regulators also require us to maintain certain minimum statutory loss ratios on the policies that we sell. We must pay out, on average, a certain minimum percentage of premiums as benefits to policyholders. State regulations also mandate the manner in which insurance companies may compute loss ratios and the manner in which compliance is measured and enforced. If our policies are not in compliance with state mandated minimum loss ratios, state regulators may require us to reduce or refund premiums.

         Our reserves for future policy benefits and claims may be inadequate, requiring us to increase liabilities and resulting in reduced net income and book value.

         We calculate and maintain reserves for the estimated future payment of claims to our policyholders using the same actuarial assumptions that we use to set our premiums. Establishing reserves is an uncertain process, and we cannot assure you that actual claims expense will not materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. Our net income depends significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in setting our reserves and pricing our policies. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would suffer an increase in liabilities resulting in reduced net income.

         Claims experience can differ from our expectations due to numerous factors, including mortality rates, duration of care and type of care utilized. Due to the inherent uncertainty in establishing reserves, it has been necessary in the past for us to increase the estimated future liabilities reflected in our reserves for claims and policy expenses. In 1999, we added approximately $4.1 million to our claim reserves for 1998 and prior claim incurrals, in 2000, we added approximately $6.6 million to our claim reserves for 1999 and prior claim incurrals, and in 2001, we added approximately $8.8 million to our claim reserves for 2000 and prior claim incurrals. Our additions to prior year incurrals in 2001 resulted from a continuance study performed by our consulting actuary. We also increased claim reserves in 2001 by $1.6 million as a result of utilizing a lower interest rate for the purpose of discounting our future liabilities. Over time, it may continue to be necessary for us to increase our reserves.

     New insurance products, such as our Independent Living, Assisted Living and Personal Freedom policies, entail a greater risk of unanticipated claims than products, which have more extensive historical claims data, such as long-term nursing home, care insurance. We believe that individuals may be more inclined to use home health care than nursing home care, which is generally only considered after all other possibilities have been exhausted. Accordingly, we believe that home health care policies entail a greater risk of wide variations in claims experience than nursing home insurance. Because we have relatively limited claims experience with these products, we may incur higher than expected losses and expenses and may be required to adjust our reserve levels with respect to these products.

     We may recognize a disproportionate amount of policy costs in one financial reporting period if our estimates with respect to the duration of our policies are inaccurate.

     We recognize policy costs over the life of each policy we sell. These costs include all expenses that are directly related to, and vary with, the acquisition of the policy, including commission, underwriting and other policy issue expenses. We employ the same actuarial assumptions used to compute premiums and reserves to determine the period over which to amortize policy costs.

     Upon the occurrence of an unanticipated termination of a policy, we must fully expense deferred acquisition costs associated with the terminated policy. If actual experience adversely differs from our actuarial assumptions or if policies are terminated early by the insured or by us, we would recognize a disproportionate amount of policy expenses at one time, which would negatively affect our net income for that period.

     Annually, we determine if the future profitability of current in-force policies is sufficient to support our remaining deferred acquisition cost amount. This determination may include assumptions regarding the current need and future implementation of premium rate increases. We believe that we need certain rate increases in order to generate sufficient profitability to offset our current deferred acquisition costs. In the event that profits are considered insufficient to fully support the deferred acquisition costs, or if we are unable to obtain anticipated premium rate increases, we would impair the value of our deferred acquisition expense asset and would recognize a disproportionate amount of policy expenses at one time, which would negatively affect our net income for that period.

     We may not be able to compete successfully with insurers who have greater financial resources or higher financial strength ratings.

     We sell our products in highly competitive markets. We compete with large national insurers, smaller regional insurers and specialty insurers. Many insurers are larger and have greater resources and higher financial strength ratings than we do. In addition, we are subject to competition from insurers with broader product lines. We also may be subject, from time to time, to new competition resulting from changes in Medicare benefits, as well as from additional private insurance carriers introducing products similar to those offered by us. Also, the removal of regulatory barriers (including as a result of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999) might result in new competitors entering the long-term care insurance business. These new competitors may include diversified financial services companies that have greater financial resources than we do and that have other competitive advantages, such as large customer bases and extensive branch networks for distribution.

     We may suffer reduced income if governmental authorities change the regulations applicable to the insurance industry.

     We are licensed to do business as an insurance company in all states and are subject to comprehensive regulation by the insurance regulatory authorities of those states. The primary purpose of such regulation is to protect policyholders, not shareholders. The laws of the various states establish insurance departments with broad powers with respect to such things as licensing companies to transact business, licensing agents, prescribing accounting principles and practices, admitting statutory assets, mandating certain insurance benefits, regulating premium rates, approving policy forms, regulating unfair trade, market conduct and claims practices, establishing statutory reserve requirements and solvency standards, limiting dividends, restricting certain transactions between affiliates and regulating the types, amounts and statutory valuation of investments.

     State insurance regulators and the National Association of Insurance Commissioners ("NAIC") continually reexamine existing laws and regulations, and may impose changes in the future that materially adversely affect our business, results of operations and financial condition. In particular, rate rollback legislation and legislation to control premiums, policy terminations and other policy terms may affect the amount we may charge for insurance premiums. In addition, some state legislatures have discussed and implemented proposals to limit rate increases on long-term care insurance products. Because insurance premiums are our primary source of income, our net income may be negatively affected by any of these changes. Many states are now disallowing coverage exclusions incurred as a result of war or terrorist acts. We have proactively removed these exclusions in some states, but cannot be certain that our financial results would not be adversely affected by such acts.

     Proposals currently pending in the U.S. Congress may affect our income. These include the implementation of minimum consumer protection standards for inclusion in all long-term care policies, including: guaranteed premium rates; protection against inflation; limitations on waiting periods for pre-existing conditions; setting standards for sales practices for long-term care insurance; and guaranteed consumer access to information about insurers, including lapse and replacement rates for policies and the percentage of claims denied. Enactment of any of these proposals could adversely affect our net income. In addition, recent federal financial services legislation requires states to adopt laws for the protection of consumer privacy. Compliance with various existing and pending privacy requirements also could result in significant additional costs to us.

     We may not be able to compete successfully if we cannot recruit and retain insurance agents.

     We distribute our products principally through independent agents whom we recruit and train to market and sell our products. We also engage marketing general agents from time to time to recruit independent agents and develop networks of agents in various states. We compete vigorously with other insurance companies for productive independent agents, primarily on the basis of our financial position, support services, compensation and product features. We may not be able to continue to attract and retain independent agents to sell our products, especially if we are unable to obtain permission to recommence sales in a larger number of states, restore our capital and surplus and improve our financial strength ratings. Our business and ability to compete would suffer if we are unable to recruit and retain insurance agents and if we lose the services provided by our marketing agents.

     Our business is concentrated in a few states.

     Historically, our business has been concentrated in a few states. Over the past four fiscal years, approximately half of our premiums were from sales of policies in California, Florida and Pennsylvania. Increased competition, changes in economic conditions, legislation or regulations, rating agency downgrades, statutory surplus deficiencies or the loss of our ability to write business due to regulatory intervention in any of these states could significantly affect our results of operations or prospects. In 2001, we voluntarily ceased new sales in these states as a result of our subsidiary's statutory surplus position. We recommenced sales in Pennsylvania and 25 other states since February 2002 and petitioned Florida and California, where sales have historically accounted for approximately 30% of our business, for reentry. Until the necessary approvals are received, we are unable to sell new policies in these states and in 22 others. As a result of not selling policies in these states, or if we fail to recommence sales in other states, our financial condition may be materially adversely affected.

     Declines in the value or the yields on our investment portfolio and significant defaults in our investment portfolio may adversely affect our net income.

     Income from our investment portfolio is a significant element of our overall net income. If our investments do not perform well, we would have reduced net income and could suffer a net loss. We are susceptible to changes in market rates when cash flows from maturing investments are reinvested at prevailing market rates. Accordingly, a prolonged decrease in interest rates or in equity security prices or an increase in defaults on our investments could adversely affect our net income.

     Effective December 31, 2001, we entered a reinsurance agreement to reinsure, on a quota share basis, substantially all of our long-term care insurance policies in-force. The transaction resulted in the transfer of debt and equity securities of approximately $563,000,000 to the reinsurer and a funds withheld balance of $56,000,000. The agreement provides us the opportunity to commute on or, after December 31, 2007. The reinsurer will maintain a notional experience account, which reflects the initial premium paid, future premiums collected net of claims, expenses and accumulated investment earnings. The notional experience account balance will receive an investment credit based upon the total return of a series of benchmark indices and hedges, which are designed to closely match the duration of reserve liabilities. Periodic changes in the market values of the benchmark indices and hedges will be recorded in our financial statements as investment gains or losses in the period in which they occur. As a result, we will likely experience volatility in our future financial statements.

     In addition, we depend in part on income from our investment portfolio to fund our reserves for future policy claims and benefits. In establishing the level of our reserves, we make assumptions about the performance of our investments. If our investment income or the capital gains in our portfolio are lower than expected, we may have to increase our reserves, which could adversely affect our net income.

     Our new reinsurance agreement is subject to an aggregate limit of liability, which is a function of certain factors and which may be reduced as a result of our inability to obtain certain rate increases.

     Our new reinsurance agreement with Centre Solutions (Bermuda) Limited, effective December 31, 2001, is subject to certain coverage limitations and aggregate limit of liability, which is a function of certain factors and which may be reduced as a result of our inability to obtain rate increases. This limit of liability is subject to certain events such as material breach of the covenants of the agreement, regulatory risk of changes in regulation or law and our inability to achieve rate increases deemed necessary by the provisions of the agreement. In the event that the reinsurer's limit of liability is reduced, our financial condition and statutory surplus could be materially adversely affected.

     All references to this reinsurance agreement or to Centre Solutions (Bermuda) Limited throughout this filing are intended to contain this statement of risk.

     Our reinsurers may not satisfy their obligations to us.

     We obtain reinsurance from unaffiliated reinsurers on most of our policies to increase the number and size of the policies we may underwrite and reduce the risk to which we are exposed. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred to the reinsurer, it does not relieve us of our liability to our policyholders. Accordingly, we bear credit risk with respect to our reinsurers. We cannot assure you that our reinsurers will pay all of our reinsurance claims or that they will pay our reinsurance claims on a timely basis.

     Our Corrective Action Plan, as approved by the Pennsylvania Insurance Department, will result in a strengthening of our statutory reserves. A component of the Corrective Action Plan is a reinsurance agreement. If the reinsurer does not honor our agreement, if the limit of liability is reduced as a result of limitations and / or conditions contained in the reinsurance agreement, or if the agreement is cancelled, our statutory surplus would be materially adversely affected.

     We may not commute our new reinsurance transaction on December 31, 2007, which may cause us to incur increased expenses and would permit the reinsurer to acquire preferred stock potentially convertible into a substantial additional number of shares of common stock; breach of the reinsurance agreement could also result in significant costs.

     Our reinsurance agreement contains commutation provisions and allows us to recapture the reserve liabilities and the current experience account balance as of December 31, 2007 or on December 31 of any year thereafter.

     If we choose not to or are unable to commute the agreement as planned, our financial results would likely suffer a materially adverse impact due to an escalation of the charges required to be paid to the reinsurer after December 31, 2007. Additionally, our reinsurance agreement contains covenants and conditions that, if breached, could result in a significant loss, requiring a payment of $2.5 million per quarter from the period of the breach through December 31, 2007. Any breach of the reinsurance agreement may also result in the immediate recapture of the reinsured business, which would have a material adverse effect on our subsidiaries' statutory surplus. The reinsurer has been granted warrants to acquire convertible preferred stock in the event we do not commute the agreements that, if converted, would represent an additional 20 percent of the common stock then outstanding.

     We may be affected by our financial strength ratings due to highly competitive markets.

     Our ability to expand and to attract new business is affected by the financial strength ratings assigned to our insurance company subsidiaries by A.M. Best Company, Inc. and Standard & Poor's Insurance Rating Services, two independent insurance industry rating agencies. A.M. Best's ratings for the industry range from "A++ (superior)" to "F (in liquidation)." Standard & Poor's ratings range from "AAA (extremely strong)" to "CC (extremely weak)." Some companies are unrated. A.M. Best and Standard & Poor's insurance company ratings are based upon factors of concern to policyholders and insurance agents and are not directed toward the protection of investors. Our subsidiaries that are rated have A.M. Best ratings of "B- (fair)" and Standard & Poor's ratings of "B-
(weak)."

     Certain distributors will not sell our group products unless we have a financial strength rating of at least an "A-." The inability of our subsidiaries to obtain higher A.M. Best or Standard & Poor's ratings could adversely affect the sales of our products if customers favor policies of competitors with better ratings. In addition, the recent downgrades and further downgrades in our ratings may cause our policyholders to allow their existing policies to lapse. Increased lapsation would reduce our premium income and would also cause us to expense fully the deferred policy costs relating to lapsed policies in the period in which those policies lapsed, thereby reducing our capital and surplus. Downgrades to our ratings may also lead some independent agents to sell fewer of our products or to cease selling our policies altogether.

     We may not have enough capital and surplus to continue to write business.

     Our continued ability to write business is dependent upon our ability to continue to fund expansion of our markets and our network of agents while at the same time maintaining required minimum statutory levels of capital and surplus to support such business writing. Our new business writing typically results in net losses on a statutory basis during the early years of a policy, due primarily to differences in accounting practices between statutory accounting principles and generally accepted accounting principles. The resultant reduction in statutory surplus, or surplus strain, can limit our ability to generate new business due to statutory restrictions on premium to surplus ratios and required statutory surplus parameters. If we cannot generate sufficient statutory surplus to maintain minimum statutory requirements through increased statutory profitability, reinsurance or other capital generating alternatives, we will be limited in our ability to generate additional premium from new business writing, which would result in lower net income under generally accepted accounting principles, or, in the event that our statutory surplus is not sufficient to meet minimum state premium to surplus and risk based capital ratios, we could be prohibited from generating additional premium revenue.

     Furthermore, the insurance industry may undergo change in the future and, accordingly, new products and methods of service may also be introduced. In order to keep pace with any new developments, we may need to expend significant capital to offer new products and to train our agents and employees to sell and administer these products and services. We may also need to make significant capital expenditures for computer systems and other technology needed to market and administer our policies. We may not be successful in developing new products and we may not have the funds necessary to make capital expenditures. Any significant capital expenditures, or the failure to make necessary investments, may have a material adverse effect on us.

     Litigation may result in financial losses, harm to our reputation and divert management resources.

     We are regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming us as a defendant ordinarily involves our activities as an insurer. In recent years, many insurance companies have been named as defendants in class actions relating to market conduct or sales practices, and other long-term care insurance companies have been sued when they sought to implement premium rate increases. We cannot assure you that we will not be named as a defendant in a similar case. Current and future litigation may result in financial losses, harm our reputation and require the dedication of significant management resources.

     The Company and certain of its key executive officers are defendants in consolidated actions that were instituted on April 17, 2001 in the United States District Court for the Eastern District of Pennsylvania by shareholders of the Company, on their own behalf and on behalf of a putative class of similarly situated shareholders who purchased shares of the Company's common stock between July 23, 2000 through and including March 29, 2001. The consolidated amended class action complaint seeks damages in an unspecified amount for losses allegedly incurred as a result of misstatements and omissions allegedly contained in the Company's periodic reports filed with the SEC, certain press releases issued by them, and in other statements made by its officials. The alleged misstatements and omissions relate, among other matters, to the statutory capital and surplus position of the Company's largest subsidiary, Penn Treaty Network America Insurance Company. On December 7, 2001, the defendants filed a motion to dismiss the complaint, which was denied on May 15, 2002. The Company believes that the complaint is without merit, and it and its executives will continue to vigorously defend the matter.

     We are dependent upon key personnel and our operations could be affected by the loss of their services.

     Our success largely depends upon the efforts of our senior operating management, including our chairman, chief executive officer and founder, Irving Levit. The loss of the services of Mr. Levit or one or more of our key personnel could have a material adverse effect on our operations.

     Certain anti-takeover provisions in state law and our Articles of Incorporation may make it more difficult to acquire us and thus may depress the market price of our common stock.

     Our Restated and Amended Articles of Incorporation, the Pennsylvania Business Corporation Law of 1988, as amended, and the insurance laws of states in which our insurance subsidiaries do business contain certain provisions which could delay or impede the removal of incumbent directors and could make a merger, tender offer or proxy contest involving us difficult, even if such a transaction would be beneficial to the interests of our shareholders, or discourage a third party from attempting to acquire control of us. In particular, the classification of our board of directors could have the effect of delaying a change in control. Insurance laws and regulations of Pennsylvania and New York prohibit any person from acquiring control of us, and thus indirect control of our insurance subsidiaries, without the prior approval of the insurance commissioners of those states.

     Reduced liquidity and price volatility could result in a loss to investors.

     Although our common stock is listed on the New York Stock Exchange, there can be no assurance as to the liquidity of investments in our common stock or as to the price investors may realize upon the sale of our common stock. These prices are determined in the marketplace and may be influenced by many factors, including the liquidity of the market for the common stock, the market price of the common stock, investor perception and general economic and market conditions.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of our common stock offered in this prospectus.

                                 DIVIDEND POLICY

     We have not and do not expect to declare or pay cash dividends in the foreseeable future.

SELECTED CONSOLIDATED FINANCIAL DATA


Our selected consolidated financial data are based on and derived from, and should be read in conjunction with, our quarterly report on Form 10-Q for the quarter ended March 31, 2002, and our annual report on Form 10-K for the year ended December 31, 2001, and the related notes thereto. Our consolidated balance sheets at December 31, 2001 and 2000, and the consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years ended December 31, 2001, 2000 and 1999, and notes thereto were audited by PricewaterhouseCoopers LLP, independent accountants. Our consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years ended December 31, 2001, are included in our annual report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference herein. The selected consolidated financial data set forth for the three months ended March 31, 2002, may not be indicative of the results of operations to be expected for a full year. See "INCORPORATION OF INFORMATION WE FILE WITH THE SEC" on page 22 of this prospectus.

The comparison of selected consolidated financial data is significantly affected by the following business combinations accounted for as purchases: Network Insurance Senior Health Division (effective January 1, 2000); United Insurance Group Agency, Inc. (effective January 1, 1999); and American Network Insurance Company (effective August 26, 1996).

                                                     Three months ended
                                                          March 31,                         Years ended December 31,
                                                     ------------------     ---------------------------------------------------
                                                     2002        2001       2001        2000         1999        1998       1997
                                                     ----        ----       ----        ----         ----        ----       ----
                                                                 (in thousands, except per share data and ratios)
 Statement of Operations Data:
 Revenues:
    Total premiums                                 $ 84,236   $ 96,019   $ 350,391   $ 357,113   $ 292,516   $ 223,692   $ 167,680
    Net investment income                               692      6,725      30,613      27,408      22,619      20,376      17,009
    Net realized gains (losses)                      14,523     (3,289)     (7,795)        652       5,393       9,209       1,417
    Investment credit on experience account (1)     (17,110)         -           -           -           -           -           -
    Other income                                      2,770      2,400       9,208       8,096       6,297         885         417
    Total revenues                                   85,111    101,855     382,417     393,269     326,825     254,162     186,523

 Benefits and expenses:
    Benefits to policyholders (2)                    80,187     72,137     239,155     243,571     200,328     154,300     123,865
    Commissions                                      12,830     24,988      76,805     102,313      96,752      80,273      55,240
    Net acquisition costs (deferred) amortized (3)   (3,326)    (5,397)      9,860     (43,192)    (51,134)    (46,915)    (28,294)
     Impairment of net unamortized policy
        acquisition costs (4)                             -          -      61,800           -           -           -           -
    General and administrative expenses              10,712     12,634      49,282      49,973      40,736      26,069      20,614
    Expense and risk charges on reinsurance           3,577          -           -           -           -           -           -
    Excise tax expense (5)                              581          -       5,635           -           -           -           -
    Loss due to impairment of property
       and equipment (6)                                  -          -           -           -       2,799           -           -
    Change in reserve for claim litigation                -       (250)       (250)      1,000           -           -           -
    Interest expense                                  1,196      1,282       4,999       5,134       5,187       4,809       4,804
    Total benefits and expenses                     105,757    105,394     447,286     358,799     294,668     218,536     176,229

 (Loss) income before federal income taxes          (20,646)    (3,539)    (64,869)     34,470      32,157      35,626      10,294
 (Benefit) provision for federal income taxes        (7,020)    (1,203)    (16,280)     11,720      10,837      11,578       2,695

 Net (loss) income                                  (13,626)    (2,336)    (48,589)     22,750      21,320      24,048       7,599
 Net (loss) income, adjusted (7)                    (13,626)    (2,123)    (47,736)     23,603      21,979      24,259       7,830

 Basic earnings per share                             (0.72)     (0.32)      (3.41)       3.13        2.83        3.17        1.01
 Basic earnings per share, adjusted (7)               (0.72)     (0.29)      (3.35)       3.24        2.92        3.20        1.04
 Diluted earnings per share                           (0.72)     (0.32)      (3.41)       2.61        2.40        2.64        0.98
 Diluted earnings per share, adjusted (7)             (0.72)     (0.29)      (3.35)       2.70        2.46        2.66        1.01
 Weighted average shares outstanding (8)             18,853      7,288      14,248       7,279       7,533       7,577       7,540
 Weighted average diluted shares outstanding (9)     18,853      7,288      14,248       9,976      10,293      10,402       7,758

 Balance Sheet Data:
 Total investments (1)                             $ 22,075  $ 438,804   $ 488,591   $ 366,126   $ 373,001   $ 338,889   $ 301,787
 Total assets                                       939,952    898,179     941,158     856,131     697,639     580,552     465,772
 Total debt (10)                                     76,310     79,250      79,190      81,968      82,861      76,550      76,752
 Shareholders' equity                               171,363    191,242     192,796     188,062     158,685     157,670     132,756
 Book value per share                                  8.46      23.31       10.24       25.81       21.81       20.79       17.53

 Other Supplemental Data:
 Net operating income (11)                                                  $ 7,691    $ 24,034    $ 20,259    $ 18,043     $ 6,784

 GAAP Ratios:
 Loss ratio                                                                    68.3%       68.2%       68.5%       69.0%       73.9%
 Expense ratio (12)                                                            59.0%       32.0%       31.3%       28.7%       31.2%
 Total                                                                        127.3%      100.2%       99.8%       97.7%      105.1%
 Return on average equity (13)                                                -25.5%       13.1%       13.5%       16.6%        6.0%

 Selected Statutory Data:
 Net premiums written (14)                                                 $ (64,689)  $ 130,676   $ 208,655   $ 143,806   $ 167,403
 Statutory surplus (beginning of
   period)                                                                    30,137      67,070      76,022      67,249      81,795
 Ratio of net premiums written to
   statutory surplus                                                          (2.2)x       1.9x        2.7x        2.1x        2.0x


Notes to Selected Financial Data (in thousands)

(1) Effective December 31, 2001, the Company entered into a reinsurance agreement with an unaffiliated reinsurer. In connection with this agreement, the Company transferred initial reinsurance premiums, in the form of cash and marketable securities, of approximately $563 million to the reinsurer during February 2002. The initial premium and future cash flows of the reinsured policies, less claims payments, ceding commissions and risk charges, is credited to a notional experience account, which is held for the Company's benefit in the event of commutation and recapture following December 31, 2007. The notional experience account balance receives an investment credit based upon the total return of a series of benchmark indices and derivative hedges, which are designed to closely match the duration of reserve liabilities. Periodic changes in the market values of the benchmark indices and derivative hedges are recorded in the Company's financial statements as investment gains or losses in the period in which they occur. As a result, the Company's financial statements are subject to significant volatility. During the period ending March 31, 2002, the Company recorded a net loss of $17,110 resulting from the total return of the benchmark portfolio during the period. For more information, refer to our annual report on Form 10-K for the year ended December 31, 2001 and our quarterly report on Form 10-Q for the period ended March 31, 2002, both of which are incorporated by reference herein.
(2) In 1997, we added approximately $12,000 to our reserves as a result of our reassessment of assumptions utilized in the actuarial determination of our claims reserves. For more information, refer to our annual report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference herein.
(3) Effective September 10, 2001, we discontinued the sale, nationally, of all new long-term care insurance policies until our Corrective Action Plan was completed and approved by the Pennsylvania Insurance Department. As a result, we did not defer the costs associated with new policy issuance and recognized only the amortization of existing deferred acquisition costs. In addition, we recognized approximately $10,000 in additional amortization expense when we unlocked our factors during the second quarter of 2001. For more information, refer to our annual report on Form 10-K for the year ended December 31, 2001 and our quarterly repot on Form 10-Q for the period ended March 31, 2002, both of which are incorporated by reference herein.
(4) Effective December 31, 2001, we entered a reinsurance agreement for substantially all of our long-term care insurance policies. The agreement requires us to pay an annual expense and risk charge to the reinsurer in the event we later commute the agreement. As a result of these anticipated charges, we determined to impair the value of our net unamortized policy acquisition costs by $61,800.
(5) As a result of our December 31, 2001 reinsurance agreement with a foreign reinsurer, we must pay federal excise tax of 1% on all ceded premium. The 2001 expense represents excise taxes due for premiums transferred at the inception of the contract.
(6) During 1999, we discontinued the implementation of a new computer system, for which we had previously capitalized $2,799 of licensing, consulting and software costs. When we decided not to use this system, its value became fully impaired. For more information, refer to our annual report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference herein.
(7) The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") in June 2001. Under the new rules, intangible assets with an indefinite life are no longer amortized in periods subsequent to December 31, 2001, but are subject to annual impairment tests (or more frequent under certain circumstances), effective January 1, 2002. The Company has determined that all of its goodwill has an indefinite life and is therefore subject to the new rules. Net (loss) income for all periods prior to implementation of goodwill has been adjusted to exclude goodwill amortization expense, net of taxes.
(8) On May 25, 2001, we issued approximately 11,547 new common shares of our common stock, for net proceeds of $25,726, through an investor rights offering.
(9) Diluted shares outstanding includes shares issuable upon the conversion of our convertible debt and exercise of options outstanding, except in 2001 and the three months ended March 2002, for which the inclusion of such shares would be anti-dilutive.
(10) In 1996, we issued $74,750 in convertible debt, due December 2003. In 1999, we purchased an agency for cash and a note for $7,167 payable in installments through January 2002. For more information, refer to our annual report on Form 10-K for the year ended December 31, 2001 and our quarterly repot on Form 10-Q for the period ended March 31, 2002, both of which are incorporated by reference herein.

(11) Net operating income excludes the effect, net of taxes, of (1) net realized gains and losses from the sale of our investments in cash and qualified securities in all years and trading account losses, (2) our 1999 property and equipment impairment charge, (3) our 2001 DAC impairment charge and excise tax expense, (4) our tax valuation allowance in 2001, and (5) goodwill amortization. Prior to implementation of SFAS 142, the Company presented net operating income including goodwill amortization and, separately, excluding goodwill amortization. Net operating income is not calculated in accordance with GAAP. It should not be considered in isolation or as a substitute for net income calculated in accordance with GAAP. Different companies calculate net operating income differently and therefore net operating income as presented for us may not be comparable to net operating income reported by other companies.
(12) Expense ratios exclude the impact of reduced commissions and increased general and administrative expenses resulting from the 1999 and 2000 acquisitions of our agency subsidiaries. For more information, refer to our annual report on Form 10-K for the year ended December 31, 2001 and our quarterly report on Form 10-Q for the period ended March 31, 2002, both of which are incorporated by reference herein.
(13) Return on average equity is calculated by dividing net income by the average of equity at the beginning and end of each period.
(14) Under statutory accounting principles, ceded reserves are accounted for as offsetting negative benefits and negative premium. Our 2001, 2000 and 1999 premium is reduced by $408,093, $225,741 and $90,230, respectively, from reinsurance transactions.

                              SELLING SHAREHOLDERS

     We are registering a total of 540,000 shares of our common stock on behalf of the selling shareholders named in the table below. We issued 510,000 of the shares covered by this prospectus pursuant to stock purchase agreements dated March 28, 2002 in a private placement transaction. The remaining 30,000 shares were issued to Philadelphia Brokerage Corporation as part of a private placement transaction, which was completed on May 14, 2002. We are required to register the 510,000 shares pursuant to the terms of the stock purchase agreements dated March 28, 2002 and we have agreed to register the resale of the 30,000 shares.

     We are registering all 540,000 shares covered by this prospectus on behalf of the selling shareholders. We have registered the shares to permit the selling shareholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling shareholders as a gift, partnership distribution or another non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate.

     The following table sets forth, as of June 4, 2002, the number of shares of our common stock that each selling shareholder beneficially owns. We have prepared this table based upon information furnished to us by or on behalf of the selling shareholders or based upon our records and it is accurate to the best of our knowledge. Based on the information provided to us by the selling shareholders, none of the selling shareholders beneficially owns any shares of our common stock other than those listed below.

     The selling shareholders confirmed at the time they acquired the shares listed below that they acquired the shares for investment purposes only and not with a view toward resale, and acknowledged the existence of restrictions on resale applicable to these shares. The offering relates only to the sale of shares held or to be held by the selling shareholders named in the following table. Since the date on which the selling shareholders provided us with the information below, they may have sold, transferred or otherwise disposed of some or all of their shares of our common stock in transactions exempt from Securities Act registration requirements.

                                                     Shares Beneficially       Number of Shares     Shares Beneficially
                                                       Owned Prior to Offering     Being Offered       Owned After Offering(3)

                                                     Number(1)     Percent(2)                          Number(1)     Percent(2)
--------------------------------------------------- ------------------------------ ------------------ -------------------------
Acadia Fund I, LP                                     229,157            1.2%          127,000           102,157        *
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
Dennis L. Adams                                        60,000            *              10,000            50,000        *
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
Avant Garde Investment Limited                         24,489            *              15,000             9,489        *
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
Frank J. Campbell III IRA                             145,000            *              80,000            65,000        *
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
Cerulean Partners, Ltd.                                43,600            *              16,000            27,600        *
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
Penelope Hansen                                        75,000            *              75,000               0         0%
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
Patricia Houtz and Ruth Ann Marshall(4)                28,000            *              28,000               0         0%
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
Ernest G. Jacob                                        10,000            *              10,000               0          *
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
Alexander Levitan                                      60,000            *              50,000            10,000        *
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
Losty Capital Management                               22,000            *              22,000               0         0%
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
Irving L. Mazer                                        35,000            *              20,000            15,000        *
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
MRM Life Ltd.                                          10,954            *               7,000             3,954        *
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
A. Morris Williams, Jr. & Ruth W. Williams(4)         100,000            *              50,000            50,000        *
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
Philadelphia Brokerage Corporation(5)                  60,000            *              30,000            30,000        *
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
     TOTAL                                            903,200            4.6%          540,000           363,200       1.9%
--------------------------------------------------- -------------- --------------- ------------------ ------------ ------------
* Less than 1%.

(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares listed in the table, subject to community property laws, where applicable.

(2) Percentage ownership is based on 19,427,737 shares of common stock outstanding on June 4, 2002.

(3) Assumes all the shares of common stock that may be offered hereunder are sold.

(4)  Shares are jointly owned.


     Philadelphia Brokerage Corporation, one of the selling shareholders, acted as a placement agent in the private placement we completed in March 2002 with the other selling shareholders and received a commission for its services. In addition, we have retained Philadelphia Brokerage Corporation to provide us with certain professional services, including services in connection with potential future financings. As compensation for such services, Philadelphia Brokerage Corporation is receiving a $5,000 a month for a twelve-month period, has received 60,000 shares of our common stock, 30,000 shares of which are covered by this prospectus, and is eligible to receive up to an additional 40,000 shares of our common stock upon the completion of certain services. To the best of our knowledge, none of the other selling shareholders had any material relationship with us or any of our affiliates during the three-year period ending on the date of this prospectus.

     The information regarding the selling shareholders may change from time to time. If required, we will set forth these changes in one or more prospectus supplements.

                              PLAN OF DISTRIBUTION

     We are registering the shares of common stock on behalf of the selling shareholders. The selling shareholders can use this prospectus to sell the shares at any time while the prospectus is in effect, unless we have notified the selling shareholders that the prospectus is not then available. Any sale may occur in one or more of the following types of transactions (including block transactions), or in other kinds of transactions:

     o transactions on the New York Stock Exchange or on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

     o    in the over-the-counter market;

     o privately negotiated transactions between a selling shareholder and a purchaser;

     o    through short sales of our common stock;

     o through pledges made by a selling shareholder to secure debt and other obligations;

     o through put or call options transactions relating to our common stock, whether the options are listed on an options exchange or otherwise;

     o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

     o    through a combination of any of the above transactions.

     The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through a broker-dealer acting as either agent or principal. If a broker-dealer is used in the sale of shares, that person may solicit potential purchasers. The shares may also be transferred as a gift or pursuant to a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the shares to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act.

     The price at which sales of the shares occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from a selling shareholder and/or from the purchasers of the shares, or both. Brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any attributable to the sale of shares will be borne by a selling shareholder and/or the purchasers. We have agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this prospectus and the selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

     The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling shareholder. If we are notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, if required, we will file a supplement to this prospectus.

     If the selling shareholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act. For transactions effected on or through the New York Stock Exchange, those requirements may be satisfied by our delivery of copies of this prospectus to the New York Stock Exchange in compliance with Securities Act Rule 153. Instead of using this prospectus for any sale of the shares, a selling shareholder may resell shares in compliance with the criteria and requirements of Rule 144 promulgated under the Securities Act.

     The anti-manipulation Rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling shareholders.

                                  LEGAL MATTERS

     Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania will pass on the validity of the common stock offered with this prospectus.

                                     EXPERTS

     PricewaterhouseCoopers LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements and schedule are incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file reports and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 under the Securities Act relating to the offer and sale of common shares under this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement as permitted by the rules and regulations of the SEC. You should read these exhibits for a more complete description of the matters involved. Our reports, the registration statement and the exhibits and schedules to the registration statement filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. The public may obtain information regarding the SEC's public reference facility by calling 1-800-SEC-0330. Our reports, the registration statement and other information filed by us with the SEC are also available at the SEC's Website on the Internet at http://www.sec.gov. Our common shares are listed on the New York Stock Exchange under the symbol "PTA."

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC


     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

     o Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

     o Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002;

     o    Current Report on Form 8-K filed February 21, 2002;

     o    Proxy Statement for the 2002 Annual Meeting of Shareholders; and

     o The description of our common stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below. However, we will not provide copies of the exhibits to these filings unless we specifically incorporated by reference the exhibits in this prospectus.

                           Penn Treaty American Corporation
                           Attention: Cameron B. Waite
                           Executive Vice President and Chief Financial Officer 3440 Lehigh Street
                           Allentown, PA  18103
                           (610) 965-2222

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.      Other Expenses of Issuance and Distribution.

     The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this registration statement, which shall be borne by us. All of the expenses listed below, except the SEC registration fee, represent estimates only.

                                                                 Estimated
                                                                 ---------

          SEC registration fee.............................      $   217.00
          Blue sky qualification fees and expenses.........        1,500.00
          Transfer agent fees..............................        1,500.00
          Printing and engraving expenses..................        1,000.00
          Accounting fees and expenses.....................        5,000.00
          Legal fees and expenses..........................       10,000.00
          Miscellaneous fees and expenses..................       10,000.00
                                                                  ---------
                   Total...................................      $29,217.00

Item 15.      Indemnification of Directors and Officers.

     Sections 1741 to 1750 of the Pennsylvania Business Corporation Law of 1988, as amended, permit indemnification of directors, officers, employees and agents of a corporation under certain conditions and subject to certain limitations.

     Under the provisions of our Amended and Restated Bylaws, as amended, each person who is or was a director, officer, employee or agent of us shall be indemnified by us against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding (other than an action by or in right of us) if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceedings by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     In connection with the defense or settlement of a suit brought by or in the right of us, our bylaws provide that each person who is or was a director, officer, employee or agent of us shall be indemnified only against expenses including attorney's fees incurred in the defense or settlement of such suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest except that if such a person is adjudged to be liable in such a suit for negligence or misconduct in the performance of his or her duty to us, he or she cannot be indemnified unless the Court of Common Pleas of the county in which our registered office is located or any other court in which such action or suit was brought determines that he or she is fairly and reasonably entitled to indemnity for such expenses.

     Under the provisions of our bylaws, our directors shall have no personal liability to us or our shareholders for monetary damages for any action taken unless they have breached their duty of good faith or duty of loyalty or failed to perform the duties of their offices and/or their breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

     Our bylaws provide that expenses incurred by an officer, director, employee or agent of us in defending a civil or criminal action, suit or proceeding may be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us.

     In addition, to the extent that an officer, director, employee or agent of us is successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is our director, officer, employee or agent, our bylaws provide that he or she shall be indemnified against expenses, including attorneys' fees actually and reasonably incurred in connection therewith.

     We maintain director and officer insurance with respect to those claims described above in customary amounts.

     The foregoing summaries are necessarily subject to the complete text of the relevant document or statute.

Item 16.      Exhibits and Financial Statement Schedules.

Exhibit
Number        Description
------        -----------

4.1           Form of Common Stock Certificate (Incorporated by reference to
              Exhibit 4 to the Company's Registration Statement on Form S-1 (File No. 033-92690)).

4.2 Restated and Amended Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 033-92690)).

4.3 Amendment to Restated and Amended Articles of Incorporation (Incorporated by reference to Exhibit 3.1(b) to the Company's Registration Statement on Form S-3 (File No. 333-22125)).

4.4 Amended and Restated Bylaws, as amended (Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-3 (File No. 333-22125)).

4.5           Form of Stock Purchase Agreement, dated March 28, 2002.*

5.1           Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

23.1          Consent of PricewaterhouseCoopers LLP.

23.2          Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in
              Exhibit 5.1)

24.1          Power of Attorney.*

* Previously filed.

Item 17.      Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and/or

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Allentown, Commonwealth of Pennsylvania, on June 18, 2002.


                                           PENN TREATY AMERICAN CORPORATION

                                           By:  /s/ A.J. Carden
                                                -----------------------------
                                                    A.J. Carden
                                                    Executive Vice President
                                                    and Director

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the date indicated.

            Signature                            Title                  Date
------------------------------       ----------------------------  -------------


             *                       Chairman of the Board and     June 18, 2002
------------------------------       Chief Executive Officer
      Irving Levit                   (principal executive officer)



             *                       Executive Vice President and  June 18, 2002
------------------------------       Chief Financial Officer
      Cameron B. Waite               (principal financial officer)

            Signature                            Title                  Date
------------------------------       --------------------------    -------------



             *                       Treasurer, Comptroller and    June 18, 2002
------------------------------       Director (principal
      Michael F. Grill               accounting officer)


             *                       Vice President of Agency      June 18, 2002
------------------------------       Management and Director
      Jack D. Baum


  /s/ A.J. Carden                    Executive Vice President      June 18, 2002
------------------------------       and Director
      A.J. Carden


             *                       Director                      June 18, 2002
------------------------------
      Alexander M. Clark


             *                       Director                      June 18, 2002
------------------------------
      Francis R. Grebe


             *                       Director                      June 18, 2002
------------------------------
      Gary E. Hindes

             *                       Director                      June 18, 2002
------------------------------
      Matthew W. Kaplan

             *                       Director                      June 18, 2002
------------------------------
      Domenic P. Stangherlin


*By:  /s/  A.J. Carden
     ------------------------
           A.J. Carden
           Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit No.   Exhibit
-----------   -------

4.1           Form of Common Stock Certificate (Incorporated by reference to
              Exhibit 4 to the Company's Registration Statement on Form S-1 (File No. 033-92690)).

4.2 Restated and Amended Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 033-92690)).

4.3 Amendment to Restated and Amended Articles of Incorporation (Incorporated by reference to Exhibit 3.1(b) to the Company's Registration Statement on Form S-3 (File No. 333-22125)).

4.4 Amended and Restated Bylaws, as amended (Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-3 (File No. 333-22125)).

4.5           Form of Stock Purchase Agreement, dated March, 28, 2002.*

5.1           Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

23.1          Consent of PricewaterhouseCoopers LLP.

23.2          Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in
              Exhibit 5.1).

24.1          Power of Attorney.*

* Previously filed.

                                   EXHIBIT 5.1

             [LETTERHEAD OF BALLARD SPAHR ANDREWS & INGERSOLL, LLP]

                                                June 18, 2002

Penn Treaty American Corporation
3440 Lehigh Street
Allentown, Pennsylvania  18103

Re: Registration Statement on Form S-3 for Penn Treaty American Corporation

Ladies and Gentlemen:

     We have acted as counsel to Penn Treaty American Corporation, a Pennsylvania corporation (the "Company"), and are rendering this opinion in connection with the filing of a Registration Statement on Form S-3 (the "Registration Statement") by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the registration by the Company of 540,000 shares of the Company's common stock, par value $.10 per share (the "Common Stock"), to be sold by the holders thereof as described in the Registration Statement (the "Selling Shareholders").

     We have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and all exhibits thereto and such corporate records and other agreements, documents and instruments, and such certificates or comparable documents of public officials and officers and representatives of the Company and have made such inquiries of such officers and representatives and have considered such matters of law as we have deemed appropriate as the basis for the opinion hereinafter set forth, including the Company's Amended and Restated Bylaws, as amended, certain resolutions adopted by the Board of Directors of the Company relating to the issuance of the Common Stock and statements from certain officers of the Company.

     Based upon and subject to the limitations and qualifications set forth herein, we are of the opinion that the shares of Common Stock to be sold by the Selling Shareholders are duly authorized, legally issued, fully paid and nonassessable.

     We express no opinion as to the law of any jurisdiction other than the law of the Commonwealth of Pennsylvania.

     We hereby consent to the sole use of this opinion as Exhibit 5.1 to the Registration Statement and to the use of our name under the heading "Legal Matters" in the Prospectus included therein.

                                                   Very truly yours,

                                    /s/ Ballard Spahr Andrews & Ingersoll, LLP

                                  EXHIBIT 23.1




                       Consent Of Independent Accountants


We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated April 1, 2002 relating to the financial statements and financial statement schedules, which appears in Penn Treaty American Corporation's Annual Report on Form 10-K for the year ended December 31, 2001. We also consent to the references to us under the heading "Experts" in such Registration Statement.



/s/  PricewaterhouseCoopers LLP
-------------------------------
     PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 18, 2002